U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant’s name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three Months Ended March 31, 2017

(May 15, 2017)

In this document:

•	the terms “we”, “us” and “our” mean MFC Bancorp Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures; and

•	all references to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.

The following report and the discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2017 should be read in conjunction with our unaudited interim financial statements and notes thereto for the three months ended March 31, 2017, our annual audited financial statements and notes thereto for the year ended December 31, 2016 and our 2016 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and applicable Canadian securities regulators. Our financial statements for the three months ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, proposed plan of arrangement, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, counterparty risks related to our trading and finance activities, our ability to complete our proposed plan of arrangement as contemplated, or at all, and our ability to realize upon the anticipated benefits of the plan, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC and Canadian securities regulators. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA”.

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA eliminates the non-cash impact.

Operating EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA differently. For a reconciliation of net income to Operating EBITDA, please see “Results of Operations”.

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS:

In the first quarter of 2017, we continued to progress our strategy to exit product lines and geographies with unsatisfactory margins, deleverage, and reallocate capital to our merchant banking business.

To this end, since the beginning of 2017, we have:

•	rationalized our inventories by reducing them by 37% from $32.0 million at December 31, 2016 to $20.2 million at March 31, 2017;

•	deleveraged through repayment of short-term bank borrowings, reducing them by 29% from $95.4 million at December 31, 2016 to $67.4 million at March 31, 2017;

•	completed the sale of a non-core commodities trading business;

•	reduced our total debt by 31% from $116.8 million at December 31, 2016 to $80.3 million at March 31, 2017; and

•	allocated resources for the expansion of our merchant banking business.

Inventory Reduction

In the first quarter of 2017, we reduced our inventories by $11.7 million, from $32.0 million as at December 31, 2016 to $20.2 million as at March 31, 2017. This was a result of exiting certain product lines and geographical markets.

The following table sets forth our inventories as at March 31, June 30, September 30, and December 31,2016 and March 31, 2017:

INVENTORIES (In thousands)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
Inventories	$197,406	$154,703	$129,454	$31,954	$20,229

Debt Reduction

We strive to match our assets and liabilities so that our long-term assets are financed with long-term debt and equity, and our short-term assets are financed with short-term debt and equity. As we streamlined our operations and rationalized underperforming subsidiaries, we have reduced our debt accordingly. In the first quarter of 2017, we reduced our total long-term debt to $80.3 million from $116.8 million as at December 31, 2016 and $282.2 million as of September 30, 2016 by repaying debts that became due and paying down loans which had financed assets which were rationalized.

Letter to Shareholders

(i)

Financial Highlights

The following table highlights selected figures on our financial position as at March 31, 2017 and December 31, 2016:

FINANCIAL POSITION (In thousands, except ratios and per share amount)	March 31, 2017	December 31, 2016
Cash and cash equivalents	$61,257	$120,676
Short-term securities	4,990	5,018
Trade receivables	145,025	135,962
Tax receivables	11,711	11,743
Other receivables	29,297	35,251
Inventories	20,229	31,954
Total current assets	287,392	400,954
Total current liabilities	124,365	214,676
Working capital	163,027	186,278
Current ratio(1)	2.31	1.87
Acid-test ratio(2)	2.04	1.68
Total assets	536,241	650,338
Short-term bank borrowings	67,432	95,416
Total long-term debt	80,279	116,813
Long-term debt-to-equity(1)	0.20	0.25
Total liabilities	214,291	320,908
Shareholders’ equity	319,695	327,520
Net book value per share	5.10	5.19

Notes:

(1)	The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion, divided by shareholders’ equity.
(2)	The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale).

Operating EBITDA

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

For the three months ended March 31, 2017, our Operating EBITDA was $5.7 million compared to $9.4 for the same period of 2016.

The following is a reconciliation of our net (loss) income to Operating EBITDA for the three months ended March 31, 2017 and 2016:

	Three months Ended
OPERATING EBITDA	March 31,
(In thousands)	2017	2016
		(Re-presented(1))
Net (loss) income(2)	$(1,739)	$270
Income tax expense	1,611	1,553
Finance costs	3,627	5,502
Amortization, depreciation and depletion	2,220	2,059
Operating EBITDA	$5,719	$9,384

Notes:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.
(2)	Includes net income attributable to non-controlling interests.

Letter to Shareholders

(ii)

Update on the Proposed Plan of Arrangement

On March 31, 2017, we announced our intention to pursue a proposed plan of arrangement (the “Plan”) under British Columbia corporate law, pursuant to which, among other things, we would reduce our shareholders’ capital by an amount equal to our retained deficit, complete a consolidation, followed by a split, of our common shares and our existing common shares would be exchanged for the shares of a new parent company incorporated under the laws of the Cayman Islands (“New MFC”), which would become the new publicly traded parent company of our group. The Plan is subject to, among other things, finalization and requisite court, shareholder and board approvals. We currently expect to complete the Plan in the late second quarter or early third quarter of 2017.

The Company believes that the benefits of the Plan are, among other things:

•	Flexible Corporate Structure. The separation of the public parent company from its operating businesses will facilitate future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures.

•	Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning. The Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•	Reduced Expenses. We have a large number of very small shareholders, as such we believe that by eliminating odd lot holders under the Plan, we will reduce our ongoing administrative costs and allow fractional shareholders to receive cash for their fractional shares without incurring brokerage commissions or expenses.

•	Enhanced Global Exposure. We are a global company, with operations spanning internationally and New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of our operations. New MFC would also consider a secondary listing of its shares on a second stock exchange after completion of the Plan to obtain additional global exposure and liquidity.

Credit Lines and Facilities

We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2017, we had credit facilities aggregating $345.5 million as follows: (i) we had unsecured revolving credit facilities aggregating $69.1 million from banks. The banks generally charge an interest rate at inter-bank rates plus an interest margin; (ii) we also had revolving credit facilities aggregating $52.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of $198.4 million for our merchant banking activities. We factor certain of our trade receivables upon invoicing, at the inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of $25.8 million with banks.

All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.

We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.

Our Future

Going forward, we intend to expand our merchant banking activities. Our plan to exit unsatisfactory product lines and geographies, significantly reducing our inventories and receivables and reallocating the capital to more profitable business units, is proceeding well. We believe these actions and the announcement of the Plan will help reduce expenses and ultimately result in an adequate return on our equity.

Letter to Shareholders

(iii)

Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders and:

•	all stakeholders are encouraged to read our entire management’s discussion and analysis for the three months ended March 31, 2017 as set forth herein and our unaudited financial statements for the three months ended March 31, 2017 for a greater understanding of our business and operations; and

•	any stakeholders who have questions regarding the information in our quarterly report for the three months ended March 31, 2017 may call our North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873) to book a conference call with our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Respectfully Submitted,

Michael J. Smith

President and Chief Executive Officer

Letter to Shareholders

(iv)

Corporate information

BOARD OF DIRECTORS

Michael J. Smith

Chairman

Director since 1987

Indrajit Chatterjee

Director since 2005

Silke S. Stenger*

Director since 2013

Dr. Shuming Zhao*

Director since 2014

Gerardo Cortina

Director since 2014

Friedrich Hondl*

Director since 2015

Jochen P. Duemler*

Director since 2016

AUDITORS

PricewaterhouseCoopers LLP

Suite 700

250 Howe Street

Vancouver, BC V6C 3S7

Canada

Telephone: (1) 604 806 7000

www.pwc.com/ca

STOCK LISTING

New York Stock Exchange

11 Wall Street

New York, NY 10005

USA

Telephone: (1) 212 656 3000

Email: nyselistings@nyse.com

Trading symbol: MFCB

CORPORATE WEBSITE

www.mfcbancorpltd.com

TRANSFER AGENT

Computershare Limited

480 Washington Blvd

27th Floor

Jersey City, NJ 07310

USA

Telephone: (1) 888 478 2338

www.computershare.com

CORPORATE OFFICE

MFC Bancorp Ltd.

400 Burrard Street

Suite 1860

Vancouver, BC V6C 3A6

Canada

Telephone: (1) 604 683 8286

Email: rrandall@bmgmt.com

* Member of the Audit Committee

Letter to Shareholders

(v)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nature of Business

We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Our business is divided into two operating segments: (i) Merchant Banking, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests, primarily being its business activities in medical equipment, instruments, supplies and services.

Recent Developments

Reallocation of Resources to More Profitable Operations

In the first quarter of 2017, we continued to advance our plan, which commenced in 2016, to focus our resources on our merchant banking activities, including exiting product lines and geographies with unsatisfactory margins in order to reallocate capital to higher return operations. To this end, in 2017, we have, among other things:

•	rationalized our inventories, reducing them by 37% from $32.0 million at December 31, 2016 to $20.2 million at March 31, 2017;

•	deleveraged through reducing our short-term bank borrowings by 29% from $95.4 million at December 31, 2016 to $67.4 million at March 31, 2017;

•	reduced our total debt by 31% from $116.8 million at December 31, 2016 to $80.3 million at March 31, 2017;

•	completed the sale of a non-core commodities trading business; and

•	allocated resources for the expansion of our merchant banking business.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2017 and 2016 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products.

We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Prior Periods

On June 30, 2016 and September 30, 2016, we ceased to classify our interest as lessor under a mining sub-lease of the lands upon which an iron ore mine is situated and our remaining hydrocarbon properties, respectively, as assets held for sale as the criteria for assets classified as assets held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the three months ended March 31, 2016 have been reclassified to continuing operations in our unaudited condensed consolidated financial statements for the three months ended March 31, 2017.

1

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and trade finance as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in 2016. During 2016 and into the first quarter of 2017, significant events in the global political landscape have introduced macroeconomic and political risks that are difficult to quantify and could have far-reaching implications for the global economy. These events increased the uncertainty surrounding the probable future direction of interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. As a result, the evolution of the global economy and regional economies is increasingly difficult to predict.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. Changes in currency rates affect our financial performance and position because our European subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros. Accordingly, a weakening of the Canadian dollar against the Euro would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values. In addition, we also have exposure to the Chinese yuan and the United States dollar.

As at March 31, 2017, the Canadian dollar had weakened by 0.6% against the Euro from the end of 2016. We recognized a net $4.5 million currency translation adjustment loss accumulated under other comprehensive income within equity in the three months ended March 31, 2017, compared to $21.2 million in the comparative period of 2016.

Results of Operations

Summary of Quarterly Results

The following tables provide selected unaudited financial information for the most recent eight quarters:

	March 31,	December 31,		September 30,	June 30,
	2017	2016		2016	2016
	(In thousands, except per share amounts)
Gross revenues	$110,625	$186,719		$257,421	$329,935
Net loss(1)	(2,095)	(16,696)	(2)	(7,968)	(636)
Loss, per share
Basic	(0.03)	(0.26)		(0.13)	(0.01)
Diluted	(0.03)	(0.26)		(0.13)	(0.01)

Notes:

(1)	Attributable to our shareholders.
(2)	Includes a net non-cash reversal of $8.6 million in connection with prior impairments on our hydrocarbon properties.

	March 31,	December 31,		September 30,		June 30,
	2016	2015		2015		2015
	(In thousands, except per share amounts)
Gross revenues	$357,582	$414,598		$417,024		$431,764
Net (loss) income from continuing operations(1)	(61)	(48,446)	(2)	(208,119)	(3)	4,586
(Loss) earnings from continuing operations, per share
Basic	—	(0.77)	(2)	(3.30)	(3)	0.07
Diluted	—	(0.77)	(2)	(3.30)	(3)	0.07
Net (loss) income(1)	(61)	(111,807)	(2)	(392,208)	(3)(4)	8,548
(Loss) earnings, per share
Basic	—	(1.77)	(2)	(6.21)	(3)(4)	0.14
Diluted	—	(1.77)	(2)	(6.21)	(3)(4)	0.14

Notes:

(1)	Attributable to our shareholders.
2

(2)	Includes losses of $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated, and the reversal of non-cash impairment losses of $30.0 million and recognition of a deferred tax liability of $7.8 million in connection with our mining interest.
(3)	Includes non-cash impairments of $265.9 million, consisting of $47.7 million and $218.2 million on our hydrocarbon properties and mining interest, respectively, before an income tax recovery of $54.3 million recognized on our mining interest.
(4)	Includes a non-cash impairment of interests in resource properties of $123.3 million before a reduction of deferred tax assets of $50.9 million.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Three Months Ended
	March 31,
	2017	2016
		(Re-presented(1))
	(In thousands, except per share amounts)
Gross revenues	$110,625	$357,582
Costs and expenses	110,753	355,759
Costs of sales and services	91,665	333,302
Selling, general and administrative expenses	14,486	20,555
Finance costs	3,627	5,502
Exchange differences on foreign currency transactions, net loss (gain)	975	(3,600)
Net loss(2)	(2,095)	(61)
Loss per share:
Basic	(0.03)	—
Diluted	(0.03)	—

Notes:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for this period.
(2)	Attributable to our shareholders.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:

	Three Months Ended
	March 31,
	2017	2016
		(Re-presented(1))
	(In thousands)
Gross Revenues:
Merchant banking	$100,657	$348,283
All other	9,968	9,299
	$110,625	$357,582

Note:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for this period.

In the first quarter of 2017, 74% of our revenues were from Europe, 16% were from the Americas and 10% were from Asia and other regions.

In the first quarter of 2017, our proportionate revenues by product were: (i) 40% from metals; (ii) 22% from steel products; (iii) 34% from minerals, chemicals and alloys; and (iv) 4% from other.

Based upon the average exchange rates for the first quarter of 2017, the Canadian dollar strengthened by approximately 7% in value against the Euro compared to the same quarter of 2016. As a substantial portion of our revenues are generated in Euros, the strengthening of the Canadian dollar against the Euro negatively impacted our revenues in the first quarter of 2017.

3

Revenues for the first quarter of 2017 decreased to $110.6 million from $357.6 million in the same quarter of 2016, primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar during the period.

Revenues for our merchant banking business for the first quarter of 2017 decreased to $100.7 million from $348.3 million in the same quarter of 2016, primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar during the period.

Revenues for our all other segment were $10.0 million in the first quarter of 2017, compared to $9.3 million in the same quarter of 2016.

Costs of sales and services decreased to $91.7 million during the first quarter of 2017 from $333.3 million for the same quarter in 2016, primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar against the Euro in the first quarter of 2017. The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Three Months Ended
	March 31,
	2017	2016
		(Re-presented(1))
	(In thousands)
Merchant banking products and services	$89,096	$330,368
Credit losses on loans and receivables	1,242	384
Market value increase on commodity inventories	(869)	(961)
Gain on derivative contracts, net	(1,671)	(252)
Gain on sale of subsidiaries	(57)	—
Other	3,924	3,763
Total costs of sales and services	$91,665	$333,302

Note:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

Selling, general and administrative expenses decreased to $14.5 million in the first quarter of 2017 from $20.6 million in the same quarter of 2016, primarily as a result of the closure of certain offices.

In the first quarter of 2017, finance costs decreased to $3.6 million from $5.5 million in the same quarter of 2016, primarily as a result of a decrease in bank indebtedness.

In the first quarter of 2017, we recognized a net foreign currency transaction loss of $1.0 million, compared to a net foreign currency transaction gain of $3.6 million in the same quarter of 2016, in the consolidated statement of operations. The foreign currency transaction loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource property revenue taxes) of $1.4 million in the first quarter of 2017, compared to $1.6 million in the same period of 2016. Our income tax paid in cash, excluding resource property revenue taxes, during the first quarter of 2017 was $0.5 million, compared to $1.3 million in the same quarter of 2016. We also recognized resource property revenue taxes of $0.2 million in the first quarter of 2017, compared to $nil in the same period of 2016. Overall, we recognized an income tax expense of $1.6 million (income tax expense of $1.4 million and resource property revenue taxes of $0.2 million) in the first quarter of 2017, compared to $1.6 million in the same period of 2016.

In the first quarter of 2017, our net loss attributable to shareholders was $2.1 million, or $0.03 per share on a basic and diluted basis, compared to $61,000, or $nil per share on a basic and diluted basis, in the same quarter of 2016.

For the first quarter of 2017, our Operating EBITDA decreased to $5.7 million from $9.4 million in the same quarter of 2016.

4

The following is a reconciliation of our net (loss) income to Operating EBITDA for each of the periods indicated.

	Three Months Ended
	March 31,
	2017	2016
		(Re-presented(1))
	(In thousands)
Operating EBITDA
Net (loss) income(2)	$(1,739)	$270
Income tax expense(3)	1,611	1,553
Finance costs	3,627	5,502
Amortization, depreciation and depletion	2,220	2,059
Operating EBITDA	$5,719	$9,384

Notes:

(1)	In connection with the reclassification of our mining interests and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for this period.
(2)	Including non-controlling interests.
(3)	The income tax paid in cash, excluding resource property revenue taxes, during the first quarter of 2017 was $0.5 million, compared to $1.3 million in the same quarter of 2016.

Please see “Non-IFRS Financial Measures” for additional information.

Liquidity and Capital Resources

General

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders’ equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	March 31,	December 31,
	2017	2016
	(In thousands, except ratio amounts)
Total long-term debt	$80,279	$116,813
Less: cash and cash equivalents	(61,257)	(120,676)
Net debt	19,022	Not applicable
Shareholders’ equity	319,695	327,520
Net debt-to-equity ratio	0.06	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at March 31, 2017 and December 31, 2016. Our net debt-to-equity was 0.06 as at March 31, 2017. Our net debt-to-equity ratio as at December 31, 2016 was not applicable as we had a net cash and cash equivalents balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	March 31,	December 31,
	2017	2016
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$63,178	$80,564
Shareholders’ equity	319,695	327,520
Long-term debt-to-equity ratio	0.20	0.25
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During the three months ended March 31, 2017, our strategy, which remained unchanged from prior periods, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.20 as at March 31, 2017 and was 0.25 as at December 31, 2016.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below.

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our merchant banking operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand, credit facility amounts and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Three Months ended March 31,
	2017	2016
		(Re-presented(1))
	(In thousands)
Cash flows (used in) provided by operating activities	$(20,490)	$104,120
Cash flows used in investing activities	(122)	(26,003)
Cash flows used in financing activities	(36,522)	(7,172)
Exchange rate effect on cash and cash equivalents	(2,285)	(16,716)
(Decrease) increase in cash and cash equivalents	(59,419)	54,229

Note:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, cash flows from operating, investing and financing activities have been re-presented for this period.

Cash Flows from Operating Activities

Operating activities used cash of $20.5 million in the three months ended March 31, 2017, compared to providing cash of $104.1 million in the same period of 2016. In the three months ended March 31, 2017, a decrease in short-term bank borrowings used cash of $34.0 million, compared to an increase in short-term bank borrowings providing cash of $151.7 million in the same period of 2016. A decrease in assets held for sale, relating to the sale of our non-core Latin America-focused commodities business, provided cash of $12.6 million in the three months ended March 31, 2017. A decrease in inventories provided cash of $10.8 million in the three months ended March 31, 2017, compared to $45.9 million in the same period of 2016. A decrease in account payables and accrued expenses used cash of $6.4 million in the three months ended March 31, 2017, compared to $31.5 million in the same period of 2016. An increase in receivables used cash of $2.9 million in the three months ended March 31, 2017, compared to $58.0 million in the same period of 2016.

Cash Flows from Investing Activities

Investing activities used cash of $0.1 million in the three months ended March 31, 2017, compared to $26.0 million in the same period of 2016. Our acquisition of a western European bank which, net of cash and cash equivalents acquired, used cash of $23.9 million in the three months ended March 31, 2016. In the three months ended March 31, 2017, net purchases of property, plant and equipment used net cash of $0.2 million, compared to $0.7 million in the same period of 2016.

Cash Flows from Financing Activities

Net cash used by financing activities was $36.5 million in the three months ended March 31, 2017, compared to $7.2 million in the same period of 2016. A net decrease in debt used cash of $36.5 million in the three months ended March 31, 2017, compared to $7.2 million in the same period of 2016.

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Financial Position

The following table sets out our selected financial information as at the dates indicated:

	March 31,	December 31,
	2017	2016
	(In thousands)
Cash and cash equivalents	$61,257	$120,676
Short-term cash deposits	183	182
Short-term securities	4,990	5,018
Securities – derivatives (current)	914	1,240
Trade receivables	145,025	135,962
Tax receivables	11,711	11,743
Other receivables	29,297	35,251
Inventories	20,229	31,954
Real estate held for sale (current)	1,072	1,066
Deposits, prepaid and other	12,714	12,195
Assets held for sale	—	45,667
Total assets	536,241	650,338
Working capital	163,027	186,278

Short-term bank borrowings	67,432	95,416
Debt, current portion	17,101	36,249
Account payables and accrued expenses	35,135	45,114
Financial liabilities – derivatives (current and long-term)	3,677	6,454
Income tax liabilities	1,704	2,486
Liabilities relating to assets held for sale	—	29,897
Long-term debt, less current portion	63,178	80,564
Decommissioning obligations	13,505	13,219
Shareholders’ equity	319,695	327,520

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at March 31, 2017, cash and cash equivalents decreased to $61.3 million from $120.7 million as at December 31, 2016, primarily as a result of repayments of short-term bank borrowings and debt.

Trade receivables and other receivables were $145.0 million and $29.3 million, respectively, as at March 31, 2017, compared to $136.0 million and $35.3 million, respectively, as at December 31, 2016. The increase in trade receivables was primarily as a result of a reduction in inventories and other factors, which we expect to reverse as collections occur. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.

As previously reported, in the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, in February 2016, filed for insolvency. We had net trade receivables of $100.5 million due from this former customer group as at March 31, 2017, compared to $100.0 million as at December 31, 2016. The carrying amount of such receivables is based on our management’s review of various factors and is most sensitive to the assumptions regarding the likelihood of recovering amounts based on the various sources of collateral, with the timing of the resolution of the uncertainty related to the recoverability of these receivables being dependent on the legal processes being followed to recover such amounts.

Inventories decreased to $20.2 million as at March 31, 2017, from $32.0 million as at December 31, 2016, primarily as a result of our decision to rationalize certain product lines and geographies. $10.4 million of our inventories were contracted at fixed prices or hedged as at March 31, 2017.

Deposits, prepaid and other assets were $12.7 million as at March 31, 2017, compared to $12.2 million as at December 31, 2016.

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Tax receivables, consisting primarily of refundable value-added taxes, were $11.7 million as at March 31, 2017 and December 31, 2016.

We had short-term securities of $5.0 million as at March 31, 2017 and December 31, 2016.

Our assets held for sale decreased to $nil as at March 31, 2017 from $45.7 million as at December 31, 2016 and our liabilities related to assets held for sale decreased to $nil as at March 31, 2017 from $29.9 million as at December 31, 2016. The decrease was primarily the result of the completion of the sale of a former subsidiary in the first quarter of 2017.

We had short-term financial assets relating to hedging derivatives of $0.9 million as at March 31, 2017, compared to $1.2 million as at December 31, 2016. We had current liabilities relating to hedging derivatives of $3.0 million as at March 31, 2017, compared to $5.5 million as at December 31, 2016. We had long-term assets and liabilities relating to hedging derivatives of $25,000 and $0.7 million, respectively, as at March 31, 2017, compared to $nil and $0.9 million, respectively, as at December 31, 2016.

Account payables and accrued expenses were $35.1 million as at March 31, 2017, compared to $45.1 million as at December 31, 2016. The decrease was primarily due to repayments.

Our short-term bank borrowings decreased to $67.4 million as at March 31, 2017, from $95.4 million as at December 31, 2016. The decrease was primarily due to repayments. Total long-term debt decreased to $80.3 million as at March 31, 2017, from $116.8 million as at December 31, 2016, primarily due to repayments.

As at March 31, 2017, we had decommissioning obligations of $13.5 million relating to our existing hydrocarbon properties, compared to $13.2 million as at December 31, 2016.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at March 31, 2017, we had credit facilities aggregating $345.5 million comprised of: (i) unsecured revolving credit facilities aggregating $69.1 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $52.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $198.4 million for our merchant banking activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) foreign exchange credit facilities of $25.8 million with banks. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.

In the three months ended March 31, 2017, we reduced and eliminated certain customer- and subsidiary-specific credit facilities with which we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.

Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at March 31, 2017, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
		(In thousands)
12 months	$17,101	$2,695	$19,796
12 – 24 months	23,941	2,013	25,954
24 – 36 months	11,903	1,283	13,186
36 – 48 months	13,688	737	14,425
48 – 60 months	4,796	344	5,140
Thereafter	8,850	389	9,239
	$80,279	$7,461	$87,740

We expect our maturing debt to be satisfied primarily through the settlement of underlying merchant banking transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

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Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the three months ended March 31, 2017, we reported a net $4.5 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net loss of $21.2 million in the same period of 2016. This currency translation adjustment did not affect our profit and loss statement.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2016 in connection with our long-term liabilities.

	Payments Due by Period(1)
			(In thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Long-term debt obligations, including interest	$40,383	$52,204	$25,766	$9,213	$127,566
Operating lease obligations	1,079	948	79	—	2,106
Purchase obligations	13,747	—	—	—	13,747
Other long-term liabilities	1,911	619	258	93	2,881
Total	$57,120	$53,771	$26,103	$9,306	$146,300

Notes:

(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

There have been no significant changes to the foregoing, other than to our long-term debt obligations, since December 31, 2016. Please refer to “Liquidity and Capital Resources - Long-Term Debt” for the maturities of our long-term debt, as at March 31, 2017.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

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Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 to our audited consolidated financial statements for the year ended December 31, 2016 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Allowance for Credit Losses

We apply credit risk assessment and valuation methods to our trade and other receivables. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on our behalf, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Provisions are established on an individual receivable basis as well as on gross customer exposures. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.

Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, is similar to the preceding paragraph.

Classification of Assets Held for Sale

We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

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Non-Cash Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, the asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

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New Standards and Interpretations Adopted and Not Yet Adopted

IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 9 before the end of the third quarter of 2017.

IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue and requires such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers. IFRS 15 applies to annual periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 15 on our consolidated financial statements before the end of the third quarter of 2017.

In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration, referred to as “IFRIC 22”. The interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The consensus of IFRIC 22 comprises: (i) the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability; and (ii) if there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The interpretation is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted.

IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on our consolidated financial statements.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, since January 1, 2017, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. Our affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members. These related party transactions are conducted in arm’s-length transactions at normal market prices and on normal commercial terms.

In the first quarter of 2017, in connection with our previously announced strategy to re-allocate capital and resources and exit certain products and geographies, we sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by our former President. Under the transaction, we received total consideration of approximately $14.4 million, including 450,000 common shares of our common shares at US$1.84 a share and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not

12

limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

Please refer to Note 29 of our consolidated financial statements for the year ended December 31, 2016 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2016.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the NYSE under the symbol “MFCB”. As of May 15, 2017, we had 62,692,272 common shares, 200,000 stock options and no share purchase warrants issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at March 31, 2017. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters

13

are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Risk Factors

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

•	our financial results may fluctuate substantially from period to period;

•	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

•	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

•	the merchant banking business is highly competitive;

•	if the fair values of our long-lived assets fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

•	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

•	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

•	our merchant banking activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

•	larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses;

•	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

•	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

•	derivative transactions may expose us to unexpected risk and potential losses;

•	the operations of our banking subsidiary are subject to regulation and risks faced by other financial institutions, which could adversely affect our business and operations;

•	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

•	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

•	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;
14

•	there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;

•	limitations on our access to capital could impair our liquidity and our ability to conduct our businesses;

•	our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities;

•	we may substantially increase our debt in the future;

•	as a result of our global operations, we are exposed to political, economic, environmental, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

•	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

•	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

•	we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations;

•	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

•	the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

•	our hydrocarbon and related operations are subject to inherent risks and hazards;

•	future environmental and reclamation obligations respecting our resource properties and interests may be material;

•	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

•	employee misconduct could harm us and is difficult to detect and deter;

•	we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

•	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

•	investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

•	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

15

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS March 31, 2017

16

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2017.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of MFC Bancorp Ltd. as at March 31, 2017 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

17

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	March 31, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents	$61,257	$120,676
Short-term cash deposits	183	182
Securities	4,990	5,018
Securities – derivatives	914	1,240
Trade receivables	145,025	135,962
Tax receivables	11,711	11,743
Other receivables	29,297	35,251
Inventories	20,229	31,954
Real estate held for sale	1,072	1,066
Deposits, prepaid and other	12,714	12,195
Assets held for sale	—	45,667
Total current assets	287,392	400,954
Non-current Assets
Securities	617	561
Securities – derivatives	25	—
Real estate held for sale	13,068	13,035
Investment property	35,832	35,663
Property, plant and equipment	98,188	99,443
Interests in resource properties	78,696	79,147
Deferred income tax assets	17,122	16,647
Other	4,482	4,072
Other, restricted	819	816
Total non-current assets	248,849	249,384
	$536,241	$650,338
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$67,432	$95,416
Debt, current portion	17,101	36,249
Account payables and accrued expenses	35,135	45,114
Financial liabilities – derivatives	2,993	5,514
Income tax liabilities	1,704	2,486
Liabilities relating to assets held for sale	—	29,897
Total current liabilities	124,365	214,676
Long-term Liabilities
Debt, less current portion	63,178	80,564
Financial liabilities – derivatives	684	940
Accrued pension obligations, net	3,271	3,259
Decommissioning obligations	13,505	13,219
Deferred income tax liabilities	8,420	7,353
Other	868	897
Total long-term liabilities	89,926	106,232
Total liabilities	214,291	320,908
Equity
Capital stock, fully paid	417,060	419,916
Treasury stock	(61,085)	(61,085)
Contributed surplus	13,790	15,417
Deficit	(87,850)	(88,920)
Accumulated other comprehensive income	37,780	42,192
Shareholders’ equity	319,695	327,520
Non-controlling interests	2,255	1,910
Total equity	321,950	329,430
	$536,241	$650,338

The accompanying notes are an integral part of these condensed consolidated financial statements.

18

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2017	2016
		(Re-presented)
Gross revenues	$110,625	$357,582

Costs and expenses:
Costs of sales and services	91,665	333,302
Selling, general and administrative	14,486	20,555
Finance costs	3,627	5,502
Exchange differences on foreign currency transactions, net loss (gain)	975	(3,600)
	110,753	355,759

(Loss) income before income taxes	(128)	1,823
Income tax expense:
Income taxes	(1,449)	(1,553)
Resource property revenue taxes	(162)	—
	(1,611)	(1,553)
Net (loss) income for the period	(1,739)	270
Net income attributable to non-controlling interests	(356)	(331)
Net loss attributable to owners of the parent company	$(2,095)	$(61)

Loss per share
Basic	$(0.03)	$(0.00)
Diluted	(0.03)	(0.00)
	$(0.03)	$(0.00)

Weighted average number of common shares outstanding
– basic	62,842,272	63,142,272
– diluted	62,842,272	63,142,272

The accompanying notes are an integral part of these condensed consolidated financial statements.

19

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

(Canadian Dollars in Thousands)

	2017	2016
		(Re-presented)
Net (loss) income for the period	$(1,739)	$270
Other comprehensive loss, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	(4,463)	(21,185)
Fair value gain on available-for-sale securities, net	34	87
Remeasurement of net defined benefit liabilities	6	8
	(4,423)	(21,090)
Total comprehensive loss for the period	(6,162)	(20,820)
Comprehensive income attributable to non-controlling interests	(345)	(198)
Comprehensive loss attributable to owners of the parent company	$(6,507)	$(21,018)

Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$6	$8
will be reclassified subsequently to profit or loss when specific conditions are met	(4,429)	(21,098)
	$(4,423)	$(21,090)

The accompanying notes are an integral part of these condensed consolidated financial statements.

20

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Com- pensa- tion	Contin- gently Issuable Shares	Deficit	Available- for-sale Securities	Defined Benefit Obliga- tions	Currency Transla- tion Adjust- ment	Share- holders’ Equity	Non- con- trolling Interests	Total Equity
Balance at December 31, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$(307)	$42,528	$327,520	$1,910	$329,430

Repurchase and cancellation of shares and equity instruments	(450,000)	(2,856)	—	—	—	(1,627)	3,165	—	—	—	(1,318)	—	(1,318)

Net (loss) income	—	—	—	—	—	—	(2,095)	—	—	—	(2,095)	356	(1,739)

Net fair value gain	—	—	—	—	—	—	—	34	—	—	34	—	34

Net gain on remeasurements	—	—	—	—	—	—	—	—	6	—	6	—	6

Net exchange differences	—	—	—	—	—	—	—	—	—	(4,452)	(4,452)	(11)	(4,463)

Balance at March 31, 2017	67,642,082	$417,060	(4,949,810)	$(61,085)	$13,790	$—	$(87,850)	$5	$(301)	$38,076	$319,695	$2,255	$321,950

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Com- pensa- tion	Contin- gently Issuable Shares	Deficit	Available- for-sale Securities	Defined Benefit Obliga- tions	Currency Transla- tion Adjust- ment	Share- holders’ Equity	Non- con- trolling Interests	Total Equity
Balance at December 31, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$(499)	$57,099	$367,192	$2,008	$369,200

Net (loss) income	—	—	—	—	—	—	(61)	—	—	—	(61)	331	270

Net fair value gain	—	—	—	—	—	—	—	87	—	—	87	—	87

Net gain on remeasurements	—	—	—	—	—	—	—	—	8	—	8	—	8

Net exchange differences	—	—	—	—	—	—	—	—	—	(21,052)	(21,052)	(133)	(21,185)

Balance at March 31, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,620)	$(10)	$(491)	$36,047	$346,174	$2,206	$348,380

	Owners of	Non-
	the parent	controlling
Total Comprehensive Loss for the Three Months Ended March 31:	company	interests	Total
2016	$(21,018)	$198	$(20,820)
2017	(6,507)	345	(6,162)

The accompanying notes are an integral part of these condensed consolidated financial statements.

21

MFC BANCORP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

(Canadian Dollars in Thousands)

	2017	2016
		(Re-presented)
Cash flows from operating activities:
Net (loss) income for the period	$(1,739)	$270
Adjustments for:
Amortization, depreciation and depletion	2,220	2,059
Exchange differences on foreign currency transactions, net loss (gain)	975	(3,600)
Loss on short-term securities	1	43
Gain on dispositions of subsidiaries	(57)	—
Deferred income taxes	663	798
Market value increase on commodity inventories	(869)	(961)
Interest accretion	96	799
Credit losses	1,242	393
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	31
Short-term securities	—	(7,580)
Restricted cash	—	283
Receivables	(2,932)	(57,957)
Inventories	10,788	45,873
Deposits, prepaid and other	(469)	4,452
Assets held for sale	12,636	—
Short-term bank borrowings	(34,032)	151,708
Account payables and accrued expenses	(6,439)	(31,455)
Income tax liabilities	(777)	(380)
Accrued pension obligations, net	(6)	(98)
Other	(1,791)	(558)
Cash flows (used in) provided by operating activities	(20,490)	104,120
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(171)	(677)
Increase in loan receivables	(282)	—
Decrease in loan receivables	204	278
Acquisition of a subsidiary, net of cash and cash equivalents acquired	—	(23,924)
Other	127	(1,680)
Cash flows used in continuing investing activities	(122)	(26,003)
Cash flows from financing activities:
Debt repayment	(36,522)	(13,351)
Debt borrowing	—	6,179
Cash flows used in financing activities	(36,522)	(7,172)
Exchange rate effect on cash and cash equivalents	(2,285)	(16,716)
(Decrease) increase in cash and cash equivalents	(59,419)	54,229
Cash and cash equivalents, beginning of period	120,676	197,519
Cash and cash equivalents, included in assets held for sale, net	—	2,314
Cash and cash equivalents, end of period	$61,257	$254,062

Cash and cash equivalents at end of period consisted of:
Cash	$61,257	$189,174
Money market and highly liquid funds	—	64,888
	$61,257	$254,062

The accompanying notes are an integral part of these condensed consolidated financial statements.

22

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2017

(Unaudited)

Note 1. Nature of Business

MFC Bancorp Ltd. (“MFC Bancorp” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Bancorp and the entities it controls are collectively known as the Group in these condensed consolidated financial statements. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2. Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by MFC Bancorp in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim condensed consolidated financial statements for the three months ended March 31, 2017 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of MFC Bancorp, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim condensed consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Bancorp’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s merchant banking activities involve seasonality and cyclicality.

Re-presentation

In 2015, the Board of Directors of the Company approved a plan to sell all of the Group’s resource properties. Pursuant to the resolution, an active program to locate buyers and complete the plan was initiated. Management was of the opinion that the disposal groups were actively marketed for sale at a price that was reasonable in relation to their current fair value and the sales were expected to be completed within one year. As such, the assets of the disposal groups were classified as assets held for sale effective September 30, 2015. In compliance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the operations and cash flows of the disposal groups were accounted for as discontinued operations.

On June 30 and September 30, 2016, the Group ceased to classify the remaining disposal groups as held for sale as the criteria for assets classified as held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the period ended March 31, 2016 have been reclassified to continuing operations in these condensed consolidated financial statements.

23

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2017

(Unaudited)

Note 3. Accounting Policy Developments

New accounting policy for 2017

Disclosure Initiative (Amendments to IAS 7, Statement of Cash Flows) was issued in January 2016 and requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (a) changes from financing cash flows; (b) changes arising from obtaining or losing control of subsidiaries or other businesses; (c) the effect of changes in foreign exchange rates; (d) changes in fair values; and (e) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Management expects that additional disclosures will be required for the Group’s annual financial statements ending December 31, 2017.

Future Accounting Changes

IFRS 9, Financial Instruments, (“IFRS 9”), issued in July 2014, is the IASB’s replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 9 on the Group’s consolidated financial statements before the end of the third quarter in 2017.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 15 on the Group’s consolidated financial statements before the end of the third quarter in 2017.

In December 2016, IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration. The interpretation applies to foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. The consensus of IFRIC 22 comprises: (i) the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability; and (ii) If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The interpretation is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted.

IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.

Note 4. Business Segment Information

The Group is primarily in the merchant banking business, which includes marketing activities, captive supply assets, financial services and proprietary investing activities.

In reporting to management, the Group’s operating results are categorized into the following operating segments: merchant banking and all other segments.

24

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2017

(Unaudited)

Note 4. Business Segment Information (continued)

Basis of Presentation

In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (b) the types or classes of customers/clients for the products and services.

The Group’s merchant banking segment includes its marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group specializes in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. The Group’s merchant banking business operates in multiple geographies, and participates in industries including manufacturing and natural resources. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.

The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenue; (b) net income; or (c) total assets. The Group’s all other operating segment primarily includes business activities in medical equipment, instruments, supplies and services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company’s audited consolidated financial statements for the year ended December 31, 2016. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

Segment Operating Results

	Three Months ended March 31, 2017
	Merchant
	banking	All other	Total
Revenues from external customers	$100,657	$9,968	$110,625
Intersegment sale	675	81	756
Interest expense	1,571	—	1,571
(Loss) income before income taxes	(856)	728	(128)

	Three Months ended March 31, 2016
	Merchant
	banking	All other	Total
Revenues from external customers	$348,283	$9,299	$357,582
Intersegment sale	1,033	77	1,110
Interest expense	4,499	—	4,499
Income before income taxes	1,007	816	1,823
25

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2017

(Unaudited)

Note 5. Capital Stock

Currently, MFC Bancorp has three classes of capital stock: common shares (the “Common Shares”), class A common shares and Class A Preference shares. As at March 31, 2017, there are 62,692,272 Common Shares issued and outstanding.

All the Company’s treasury stock are held by the wholly-owned subsidiaries.

Note 6. Condensed Consolidated Statements of Operations

Revenues

The Group’s gross revenues comprised:

Three months ended March 31:	2017	2016
Merchant banking products and services	$98,608	$344,668
Interest	384	803
Other	11,633	12,111
Gross revenues	$110,625	$357,582

The Group’s revenues include the revenues of MFC Merchant Bank Ltd. from February 1, 2016 in its merchant banking segment.

In December 2016, the Group disposed of a majority of each of the FESIL group of companies and Elsner group of companies.

Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America.

Expenses

The Group’s costs of sales and services comprised:

Three months ended March 31:	2017	2016
Merchant banking products and services	$89,096	$330,368
Credit losses on loans and receivables	1,242	384
Market value increase on commodity inventories	(869)	(961)
Gain on derivative contracts, net	(1,671)	(252)
Gain on sale of subsidiaries	(57)	—
Other	3,924	3,763
Total costs of sales and services	$91,665	$333,302

Note 7. Earnings per Share

Earnings per share data for the three months ended March 31 from continuing operations is summarized as follows:

Three months ended March 31:	2017	2016
Basic loss available to holders of common shares	$(2,095)	$(61)
Effect of dilutive securities:	—	—
Diluted earnings	$(2,095)	$(61)

	Number of Shares
	2017	2016
Weighted average number of common shares outstanding — basic	62,842,272	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding — diluted	62,842,272	63,142,272
26

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2017

(Unaudited)

Note 8. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transaction with a related party during the three months ended March 31, 2017:

In January 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the former President of MFC Bancorp. Under the transaction, the Group received total consideration of $14,413, including 450,000 common shares of MFC Bancorp and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties.

Note 9. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at March 31, 2017.

Guarantees

Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.

In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at March 31, 2017, the Group had unrecorded contingent liabilities of $11,298 relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities.

Inventories

As at March 31, 2017, inventories aggregating $ 10,368 had been hedged or contracted at fixed prices.

Note 10. Subsequent Event

On March 31, 2017, the Group announced a proposed plan of arrangement (the “Plan”) under British Columbia corporate law, pursuant to which, among other things, the Company would reduce its shareholders’ capital by an amount equal to its retained deficit, complete a consolidation followed by a split of its common shares and the Company’s existing common shares would be exchanged for the shares of a new parent company incorporated under the laws of the Cayman Islands, which would become the new publicly traded parent company of the Group. The Plan is subject to, among other things, finalization and requisite court, shareholder and board approvals.

Note 11. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on May 14, 2017.

27

NEWS RELEASE MFC Bancorp Ltd. Rene Randall Corporate Vice President 1 (604) 683 8286 ex 2 rrandall@bmgmt.com
MFC BANCORP LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2017

NEW YORK (May 15, 2017) . . . MFC Bancorp Ltd. (the “Company” or “MFC”) (NYSE: MFCB) announces its results for the three months ended March 31, 2017 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)

In the first quarter of 2017, we continued to progress our strategy to exit product lines and geographies with unsatisfactory margins, deleverage, and reallocate capital to our merchant banking business.

To this end, since the beginning of 2017, we have:

•	rationalized our inventories by reducing them by 37% from $32.0 million at December 31, 2016 to $20.2 million at March 31, 2017;

•	deleveraged through repayment of short-term bank borrowings, reducing them by 29% from $95.4 million at December 31, 2016 to $67.4 million at March 31, 2017;

•	completed the sale of a non-core commodities trading business;

•	reduced our total debt by 31% from $116.8 million at December 31, 2016 to $80.3 million at March 31, 2017; and

•	allocated resources for the expansion of our merchant banking business.

Inventory Reduction

In the first quarter of 2017, we reduced our inventories by $11.7 million, from $32.0 million as at December 31, 2016 to $20.2 million as at March 31, 2017. This was a result of exiting certain product lines and geographical markets.

The following table sets forth our inventories as at March 31, June 30, September 30, and December 31,2016 and March 31, 2017:

INVENTORIES	March 31,	June 30,	September 30,	December 31,	March 31,
(In thousands)	2016	2016	2016	2016	2017
Inventories	$197,406	$154,703	$129,454	$31,954	$20,229

Debt Reduction

We strive to match our assets and liabilities so that our long-term assets are financed with long-term debt and equity, and our short-term assets are financed with short-term debt and equity. As we streamlined our operations and rationalized underperforming subsidiaries, we have reduced our debt accordingly. In the first quarter of 2017, we reduced our total long-term debt to $80.3 million from $116.8 million as at December 31, 2016 and $282.2 million as of September 30, 2016 by repaying debts that became due and paying down loans which had financed assets which were rationalized.

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Financial Highlights

The following table highlights selected figures on our financial position as at March 31, 2017 and December 31, 2016:

FINANCIAL POSITION	March 31,	December 31,
(In thousands, except ratios and per share amount)	2017	2016
Cash and cash equivalents	$61,257	$120,676
Short-term securities	4,990	5,018
Trade receivables	145,025	135,962
Tax receivables	11,711	11,743
Other receivables	29,297	35,251
Inventories	20,229	31,954
Total current assets	287,392	400,954
Total current liabilities	124,365	214,676
Working capital	163,027	186,278
Current ratio(1)	2.31	1.87
Acid-test ratio(2)	2.04	1.68
Total assets	536,241	650,338
Short-term bank borrowings	67,432	95,416
Total long-term debt	80,279	116,813
Long-term debt-to-equity(1)	0.20	0.25
Total liabilities	214,291	320,908
Shareholders’ equity	319,695	327,520
Net book value per share	5.10	5.19

Notes:

(1)	The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion, divided by shareholders’ equity.
(2)	The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale).

Operating EBITDA

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

For the three months ended March 31, 2017, our Operating EBITDA was $5.7 million compared to $9.4 for the same period of 2016.

The following is a reconciliation of our net income (loss) to Operating EBITDA for the three months ended March 31, 2017 and 2016:

	Three months Ended
OPERATING EBITDA	March 31,
(In thousands)	2017	2016
		(Re-presented(1))
Net (loss) income(2)	$(1,739)	$270
Income tax expense	1,611	1,553
Finance costs	3,627	5,502
Amortization, depreciation and depletion	2,220	2,059
Operating EBITDA	$5,719	$9,384

Notes:

(1)	In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.
(2)	Includes net income attributable to non-controlling interests.
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Update on the Proposed Plan of Arrangement

On March 31, 2017, we announced our intention to pursue a proposed plan of arrangement (the “Plan”) under British Columbia corporate law, pursuant to which, among other things, we would reduce our shareholders’ capital by an amount equal to our retained deficit, complete a consolidation, followed by a split, of our common shares and our existing common shares would be exchanged for the shares of a new parent company incorporated under the laws of the Cayman Islands (“New MFC”), which would become the new publicly traded parent company of our group. The Plan is subject to, among other things, finalization and requisite court, shareholder and board approvals. We currently expect to complete the Plan in the late second quarter or early third quarter of 2017.

The Company believes that the benefits of the Plan are, among other things:

•	Flexible Corporate Structure. The separation of the public parent company from its operating businesses will facilitate future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures.

•	Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning. The Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•	Reduced Expenses. We have a large number of very small shareholders, as such we believe that by eliminating odd lot holders under the Plan, we will reduce our ongoing administrative costs and allow fractional shareholders to receive cash for their fractional shares without incurring brokerage commissions or expenses.

•	Enhanced Global Exposure. We are a global company, with operations spanning internationally and New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of our operations. New MFC would also consider a secondary listing of its shares on a second stock exchange after completion of the Plan to obtain additional global exposure and liquidity.

Credit Lines and Facilities

We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2017, we had credit facilities aggregating $345.5 million as follows: (i) we had unsecured revolving credit facilities aggregating $69.1 million from banks. The banks generally charge an interest rate at inter-bank rates plus an interest margin; (ii) we also had revolving credit facilities aggregating $52.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of $198.4 million for our merchant banking activities. We factor certain of our trade receivables upon invoicing, at the inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of $25.8 million with banks.

All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.

We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.

President’s Comments

Michael Smith, President and CEO of the Company, commented: “Going forward, we intend to expand our merchant banking activities. Our plan to exit unsatisfactory product lines and geographies, significantly reducing our inventories and receivables and reallocating the capital to more profitable business units, is proceeding well.”

Mr. Smith concluded: “We believe these actions and the announcement of the Plan will help reduce expenses and ultimately result in an adequate return on our equity.”

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Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders and:

•	all stakeholders are encouraged to read our entire management’s discussion and analysis for the three months ended March 31, 2017 and our unaudited financial statements for the three months ended March 31, 2017, which are available under the Company’s profile at www.sedar.com or at www.sec.gov, for a greater understanding of our business and operations; and

•	any stakeholders who have questions regarding the information in our quarterly report for the three months ended March 31, 2017 may call our North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873) to book a conference call with our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

About MFC

MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries. As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Disclaimer for Forward-Looking Information

This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the Company’s business plans, its strategy to reduce trade receivables and inventories, the completion and anticipated benefits of the Plan, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) our ability to realize the anticipated benefits of our acquisitions; (vi) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (vi) counterparty risks related to our trading and finance activities; (vii) our ability to complete the Plan as contemplated, or at all, and our ability to realize on the anticipated benefits of the plan; (viii) operating hazards; and (ix) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions are set forth in our management’s discussion and analysis for the three months ended March 31,2017 and our annual report on Form 20-F for the year ended December 31, 2016, each filed with the Securities and Exchange Commission and Canadian securities regulators.

4

MFC BANCORP LTD.

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

(for financial year ending December 31, 2016)

The following information is presented by MFC Bancorp Ltd. (the “Company” or “MFC”) in accordance with Canadian National Instrument Form 51-102F6 – Statement of Executive Compensation and sets forth a summary of compensation for services in all capacities to the Company and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of any persons who acted as either the Chief Executive Officer or the Chief Financial Officer of the Company for any part of such year, and each of the other three most highly compensated executive officers of the Company whose total compensation for the most recently completed financial year exceeded $150,000, and any individual, if any, who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (the “NEOs”).

Compensation Discussion and Analysis

In determining executive compensation, the Compensation Committee aims to encourage and reward performance in order to maintain the position of the Company in a highly competitive environment. The Compensation Committee endeavours to ensure that the Company’s compensation policies:

•	attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive’s level of responsibility;

•	recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives; and

•	ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company.

The Compensation Committee believes that compensation packages for the Company’s executives must be designed to attract and retain executives critical to the success of the Company, ensure that executive compensation is linked to both individual and corporate performance and focus executives on business factors that impact shareholder value. The Compensation Committee also considers the recommendations of the Chief Executive Officer for executives other than the Chief Financial Officer, and relies on the Company’s Board of Directors’ (the “Board”) discussions in its analysis and recommendations. Compensation for NEOs generally consists of: (i) base salary; (ii) annual incentive bonus; (iii) long term equity incentives granted on a discretionary basis under the Company’s Equity Incentive Plan (the “2014 Plan”); and (iv) customary perquisites and other executive benefits.

The Company did not award any annual incentive bonuses to NEOs in respect of fiscal 2016 and it did not grant any long-term equity incentives in 2016 or to date in 2017.

Base Salary

Base salary reflects annual compensation received by an executive for the position he or she holds and the role he or she performs within the Company. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by the Company’s competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within the Company. The relative base salary of executive officers reflects their experience, the accountability of their respective roles and the incumbent’s performance in such roles. Base salaries are benchmarked internally against similar roles and are then adjusted depending on a NEO’s past performance, experience, individual qualifications, promotion or other change in responsibilities and expected future contributions to the Company.

Annual Incentive Bonuses

The Company’s annual incentive bonuses are designed to reinforce the Company’s business strategy, as approved by the Board. The objective of awarding annual performance incentives is to provide a component of compensation that rewards near term performance results of the Company as a whole. Such incentives focus attention on the achievement of short term profitability with lesser emphasis on revenues. The annual incentive bonuses provide executives with the opportunity to earn cash incentives based on the achievement of individual performance objectives. Awards vary as a percentage of base salary and incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company’s business plan for the fiscal year, as approved by the Board, and are intended to be challenging but achievable.

1

Annual incentive bonuses are an important component of the total compensation that may be received by an NEO, primarily because they provide the NEO with the potential to receive an annual financial reward based on the achievement of specific goals. Annual incentive bonuses are designed to achieve three important objectives:

•	to motivate and reward eligible executives who contribute to successfully achieving Company goals;

•	to provide executives with a competitive total compensation package; and

•	to attract and retain talented executives.

Long-Term Equity Incentives

Long-term equity incentives are awarded pursuant to the 2014 Plan. The purpose of the 2014 Plan is to promote the long-term success of the Company and the creation of shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of the Company and linking their interests directly to shareholder interests through increased share ownership. The 2014 Plan is intended to achieve this purpose by providing for awards to participants in the form of restricted shares, restricted stock units, performance shares, performance share units, options and/or stock appreciation rights. The Company believes it is important to have flexibility to grant various types of equity awards to its employees so that it can react appropriately to the changing environment.

Long-term equity incentives aim to align pay for performance, as any declines in share price have a negative impact on executive pay, while increases have a positive impact. Such incentives also aim to mitigate against achieving short-term benefits at the expense of long-term sustainability and shareholder value.

No long-term equity incentives were awarded by the Company in 2016 or, to date, in 2017.

Perquisites and Other Executive Benefits

Perquisites and other executive benefits are structured to be within a reasonably competitive range relating to comparable companies. Perquisites and other executive benefits generally include: (i) medical and health benefits, including periodic physical consultations, dental and pharmaceutical benefits; (ii) automobile benefits, including the lease of a vehicle along with maintenance costs thereon; and/or (iii) housing benefits. The value of perquisites and other executive benefits received by each NEO is included in the “All Other Compensation” column of the Summary Compensation Table below.

Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and

•	use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

The Board and the Compensation Committee have discussed and assessed risk related to the Company’s compensation policies and practices and are of the view that, when looked at in their totality, the Company’s compensation policies and practices do not incentivize risk taking outside the Company’s risk appetite. The Company does not have any formal policy respecting the purchase by an NEO or a director of financial instruments.

Compensation Governance

The Company has a Compensation Committee, comprised entirely of independent directors, being Silke S. Stenger, Indrajit Chatterjee, Jochen Dümler and Dr. Shuming Zhao. The Compensation Committee is responsible for, among other things, developing the Company’s approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company’s senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements the 2014 Plan, the 1997 Stock Option Plan and the 2008 Incentive Plan and any plans emanating or deriving therefrom (collectively, with the 1997 Stock Option Plan, the “Prior Plans”) and all other stock-based and equity-based benefit plans (including performance-based plans) of the Company, recommends changes or additions to those plans and reports to the Board on compensation matters. The Board adopted a revised charter for the Compensation Committee on October 26, 2013, a copy of which is available online at MFC’s website at www.mfcbancorpltd.com. The responsibilities, powers and operation of the Compensation Committee are detailed in the Compensation Committee’s charter.

2

The members of the Compensation Committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of the Company’s compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to: industry knowledge; operational experience; financial knowledge; and international business experience.

Performance Graph

The following chart compares the cumulative total return assuming a US$100 investment in the common shares of the Company (the “Common Shares”) with the cumulative total return of the Russell 2000 Index over the five most recently completed financial years, assuming that the US$100 investment was made on January 1, 2012 and assuming the reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL
RETURN*

Between MFC Bancorp Ltd. and the Russell 2000 Index
(United States Dollars)

*US$100 invested on 1/1/12 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Copyright© 2017 Russell Investment Group. All rights reserved.

	1/1/12	31/12/12	31/12/13	31/12/14	31/12/15	31/12/16
MFC Bancorp Ltd.	US$100.00	US$125.59	US$120.69	US$110.69	US$30.49	US$30.49
Russell 2000 Index	US$100.00	US$116.35	US$161.52	US$169.43	US$161.95	US$196.45

The performance of the Common Shares as set out in the graph above does not necessarily indicate future price performance. Executive compensation has generally followed the trend in shareholder returns. As described above, the Compensation Committee considers various factors in determining the compensation of the NEOs. The Compensation Committee does not consider the price of the Common Shares to be a strong indicator of performance.

Option- and Share-Based Awards

Pursuant to the terms of the 2014 Plan and the Prior Plans, the Compensation Committee currently administers and implements the 2014 Plan and the Prior Plans, including recommending any changes or additions thereto. The Compensation Committee determines all option- and share-based awards to be granted pursuant to the 2014 Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new option- or share-based awards to executive officers, the Compensation Committee takes into account previous grants of such awards.

2014 Equity Incentive Plan

At the Company’s annual and special meeting of our shareholders held in November 2014, the Company’s shareholders passed a resolution approving the 2014 Plan to further align the interests of employees and directors with those of MFC shareholders by providing incentive compensation opportunities tied to the performance of the Common Shares and promoting increased ownership of the Common Shares by such individuals. The 2014 Plan replaced the Prior Plans; provided, however, that each applicable Prior Plan continues to govern prior awards granted under such Prior Plan until all awards granted under such Prior Plan prior to November 14, 2014 have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof.

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Pursuant to the terms of the 2014 Plan, the Board, the Compensation Committee or such other committee as is appointed by the Board to administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of the Company’s or any affiliate or any person to whom an offer of employment with the Company or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.

The maximum number of Common Shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 Common Shares, being 2,000,000 plus the number of Common Shares available for awards under the Prior Plans as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 Common Shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of the Common Shares are not counted against the foregoing limits. No awards had been issued pursuant to the 2014 Plan as at December 31, 2016.

As at December 31, 2016, no awards were outstanding under the 1997 Stock Option Plan and 200,000 stock options were outstanding under the 2008 Incentive Plan.

Summary Compensation Table

During the fiscal year ended December 31, 2016, the Company paid an aggregate of approximately $3.1 million in cash compensation to its officers, excluding directors’ fees. The following table (and notes thereto) states the name of each NEO, his or her total annual compensation, consisting of salary, bonus and other annual compensation, and long-term compensation, for example the 2014 Plan and/or Prior Plan awards, for the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE(1)
					Non-equity Incentive Compensation Plan Compensation ($)(2)
Name and		Salary	Share- based Awards	Option- based Awards	Annual Incentive	Long- term Incentive	Pension Value	All Other Compensation	Total Compensation
Principal Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer(3)	2016 2015 2014	609,593 596,895 432,038	— — —	— — —	— 135,083 114,492	— — —	— — —	290,055(4) 275,278(4) 2,115,498(5)	899,648 1,007,256 2,662,028
Gerardo Cortina	2016	859,842	—	—	—	—	—	142,866(4)	899,648
Former President and	2015	840,645	—	—	226,328	—	—	123,026(7)	1,189,999
Chief Executive Officer(6)	2014	589,356	—	—	154,630	—	—	94,146(7)	838,132
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer(8)	2016 2015 2014	377,801 312,332 201,901	— — —	— — 211,434(9)	— 205,840 111,517	— — —	— — —	15,468(10) 3,259(11) 13,152(11)	393,269 521,431 538,004
Ferdinand Steinbauer Treasurer(12)	2016 2015 2014	578,475 462,182 390,864	— — —	— — —	— 205,840 153,775	— — —	— — —	— — 5,578(13)	578,475 668,022 550,217
Roland Schulien	2016	221,187	—	—	—	—	—	—	221,187
Senior Vice President	2015	211,973	—	—	14,079	—	—	—	226,052
Finance, Europe	2014	209,918	—	—	11,263	—	—	—	221,181

Notes:

(1)	Compensation amounts were translated into Canadian dollars at the applicable exchange rate at the date of the transactions, or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions.
(2)	All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.
(3)	Mr. Smith ceased acting as the Company’s Chief Financial Officer and Chairman in March 2014 and Chief Executive Officer in May 2014. Mr. Smith was appointed the Company’s Managing Director in May 2014 and as Chairman in March 2016. Mr. Smith was appointed the Company’s President and Chief Executive Officer in March 2017 to fill the vacancy created by Mr. Cortina’s resignation.
(4)	Consists of housing allowances and expenses.
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(5)	Consists of (i) housing allowances of US$0.2 million and (ii) termination benefits of approximately US$1.8 million which were paid to Mr. Smith in full and final settlement of the Company’s obligations under Mr. Smith’s former independent consulting agreement with the Company as a result of the occurrence of a change of control under the terms of such agreement.
(6)	Mr. Cortina resigned as the Company’s President and Chief Executive Officer in March 2017.
(7)	Consists of housing and car allowances and other customary perquisites.
(8)	Mr. Morrow was appointed as the Company’s Deputy Chief Executive Officer in May 2014 and as the Company’s Chief Financial Officer in June 2014.
(9)	The fair value of option-based compensation at the date of grant is determined using the Black-Scholes-Merton model, with the following assumptions: a weighted average expected life of 5 years, expected volatility of 34.72%, risk-free interest rate of 1.64% and expected dividend yield of 3.03%. The Company uses this model because it is a generally accepted valuation model for stock options.
(10)	Consists of medical and other customary perquisites.
(11)	Consists of housing allowances and other customary perquisites.
(12)	Mr. Steinbauer was appointed as the Company’s Treasurer in May 2014.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2016 the value of “in-the-money” unexercised options held by the NEOs was $nil.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date (dd/mm/ yyyy)	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer(1)	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Gerardo Cortina Former President and Chief Executive Officer(1)	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	100,000	8.01	02/04/2019	Nil	Nil	Nil	Nil
Ferdinand Steinbauer Treasurer	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil	N/A	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Smith was appointed the Company’s Chairman in March 2016. Mr. Smith was appointed as President and Chief Executive Officer of the Company in March 2017 to fill the vacancy created by Mr. Cortina’s resignation.
(2)	Mr. Cortina resigned as the Company’s President and Chief Executive Officer in March 2017.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

During the Company’s most recently completed financial year, no value vested and no amounts were earned in respect of option-based awards, share-based awards and non-equity incentive plan compensation for NEOs of the Company.

5

Narrative Discussion

Pension Plan Benefits

As at December 31, 2016, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its NEOs.

Employment Agreements

Michael Smith

In July 2014, the Company entered into a two-year consulting agreement with Mr. Smith in connection with his appointment as Managing Director of the Company. Pursuant to the agreement, among other things, the Company agreed to pay Mr. Smith an annual base fee of US$460,000 and an annual discretionary bonus and provide him certain customary perquisites. The term of this agreement expired in July 2016. As such, the Company and Mr. Smith are not currently party to a written employment agreement.

Gerardo Cortina

The Company entered into an employment agreement with Mr. Cortina effective May 2014, in connection with his appointment as the President and Chief Executive Officer of the Company. Pursuant to the agreement, Mr. Cortina was entitled to an annual base salary of US$650,000 (subject to annual review), an annual discretionary bonus and certain customary perquisites. The employment agreement was terminated on March 3, 2017 with Mr. Cortina’s resignation as President and Chief Executive Officer of the Company.

Samuel Morrow

The Company entered into an employment agreement with Mr. Morrow, the Company’s Chief Financial Officer, effective May 2014 (as amended), in connection with his appointment as an officer of the Company. Pursuant to the agreement, the Company pays Mr. Morrow a current annual base salary of US$302,400 (subject to annual review), and an annual discretionary bonus and provide him certain customary perquisites.

If Mr. Morrow’s employment is terminated by the Company other than for just cause or by Mr. Morrow for good reason, he will be entitled to a severance payment, payable in twelve equal monthly instalments, equal to of the sum of (i) his current annual base salary and (ii) the higher of (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. Assuming Mr. Morrow’s employment is terminated by the Company other than for just cause or by Mr. Morrow for good reason, effective December 31, 2016, the Company would have been required to make a severance payment to Mr. Morrow in the aggregate amount of US$389,714 pursuant to the terms of his employment agreement. If Mr. Morrow’s employment is terminated by the Company other than for just cause or by Mr. Morrow for good reason in contemplation of, or within six months of, a change of control, he will be entitled to a lump sum cash payment equal to one and one quarter times the sum of (i) his current annual base salary and (ii) the average bonus received by him in the three years prior to termination. Assuming Mr. Morrow’s employment is terminated by the Company other than for just cause or by Mr. Morrow for good reason in contemplation of, or within six months of, a change of control, effective December 31, 2016, the Company would have been required to make a lump sum cash payment to Mr. Morrow in the aggregate amount of US$487,143 pursuant to the terms of his employment agreement.

Ferdinand Steinbauer

The Company entered into an employment agreement with Mr. Steinbauer effective June 2014, in connection with his appointment as the Treasurer of the Company. Pursuant to the agreement, the Company pays Mr. Steinbauer a current annual base salary of €325,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites.

If Mr. Steinbauer’s employment is terminated by the Company other than for just cause or by Mr. Steinbauer for good reason, he will be entitled to a severance payment, payable in fifteen equal monthly instalments, equal to one and one quarter times the sum of (i) his current annual base salary and (ii) the higher of (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. Assuming Mr. Steinbauer’s employment is terminated by the Company other than for just cause or by Mr. Steinbauer for good reason, effective December 31, 2016, the Company would have been required to make a severance payment to Mr. Steinbauer in the aggregate amount of €510,399 pursuant to the terms of his employment agreement. If Mr. Steinbauer’s employment is terminated by the Company other than for just cause or by Mr. Steinbauer for good reason in contemplation of, or within six months of, a change of control, he will be entitled to a lump sum cash payment equal to one and a half times the sum of (i) his current annual base salary and (ii) the average bonus received by him in the three years prior to termination. Assuming Mr. Steinbauer’s employment is terminated by the Company other than for just cause or by Mr. Steinbauer for good reason in contemplation of, or within six months of, a change of control, effective December 31, 2016, the Company would have been required to make a lump sum cash payment to Mr. Steinbauer in the aggregate amount of €612,479 pursuant to the terms of his employment agreement.

6

Director Compensation

The following table provides a summary of compensation, consisting wholly of directors’ fees, paid by the Company during the fiscal year ended December 31, 2016 to the directors of the Company.

DIRECTOR COMPENSATION TABLE(1)
				Non-equity
	Fees	Share-based	Option-based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Dr. Shuming Zhao	110,092	—	—	—	—	—	110,092
Indrajit Chatterjee	103,428	—	—	—	—	—	103,428
Silke S. Stenger	158,207	—	—	—	—	—	158,207
Friedrich Hondl	207,295(2)	—	—	—	—	—	207,295(2)
Jochen Dümler(3)	146,390	—	—	—	—	—	146,390

Notes:

(1)	Compensation provided to Mr. Smith, in his capacity as Managing Director, and Mr. Cortina, in his former capacity as Chief Executive Officer, is disclosed in the table above under the heading “Summary Compensation Table”.
(2)	Includes $91,625 paid to, or earned by, Mr. Hondl during the year ended December 31, 2016 in connection with a retainer and meeting and committee fees relating to his acting as a director and board committee member for the Company’s regulated bank subsidiary.
(3)	Mr. Dümler was appointed as a director in January 2016.

Narrative Discussion

A total of $0.7 million was paid to directors of the Company for services rendered as directors or for committee participation or assignments, during the most recently completed financial year. The Company’s non-executive directors are each paid an annual fee of US$25,000 and US$2,500 for each directors’ meeting attended as well as additional fees, as applicable, for their respective participation on the Company’s Audit, Nominating and Corporate Governance and Compensation Committees and, where applicable, for acting as board members for the Company’s subsdiaries. The Company also reimburses its directors and officers for expenses incurred in connection with their services as directors and officers.

Incentive Plan Compensation for Directors

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2016 the value of “in-the-money” unexercised options held by the directors was $nil.

		Option-based Awards			Share-based Awards
						Market	Market or
						or Payout	Payout Value
	Number of			Value of	Shares or	Value of	of Vested
	Securities		Option	Unexercised	Units of	Share-Based	Share-based
	Underlying	Option	Expiration	In-the-	Shares That	Awards That	Awards Not
	Unexercised	Exercise	Date	money	Have Not	Have Not	Paid Out or
	Options	Price	(dd/mm/	Options	Vested	Vested	Distributed
Name	(#)	(US$)	yyyy)	($)	(#)	($)	($)
Dr. Shuming Zhao	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Indrajit Chatterjee	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Silke S. Stenger	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Friedrich Hondl	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Jochen Dümler(1)	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Note:

(1)	Mr. Dümler was appointed as a director in January 2016.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

During the Company’s most recently completed financial year, no value vested and no amounts were earned in respect of option-based awards, share-based awards and non-equity incentive plan compensation for directors of the Company.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer
Date:	May 15, 2017